# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPAR GROUP, INC., CIK 0001004989
CUSIP: 784933103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 110 East Boulevard, Suite 1600, Charlotte, North Carolina (NC), 28203
Date of event which requires filing of this statement: 08/08/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002159419

## Reporting persons
- SP/R, Inc. Defined Benefit Pension Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 1,062,506; shared voting power 0; sole dispositive power 1,062,506; shared dispositive power 0; aggregate amount beneficially owned 1,062,506 (3.7% of the class)

## Item 1. Issuer
Name of issuer: SPAR GROUP, INC.
Address of issuer's principal executive offices: 110 East Boulevard, Suite 1600, Charlotte, NORTH CAROLINA, 28203.

## Item 2. Person Filing
Name of person filing: SP/R, Inc. Defined Benefit Pension Trust
Address of principal business office or, if none, residence:
c/o Rory W. Brown
53 Manor Pond Lane
Irvington, New York 10533
Citizenship: Florida, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.
Type of institution (non-U.S. institution) or other detail: Not applicable. This statement is filed pursuant to Rule 13d-1(c).

## Item 4. Ownership
Amount beneficially owned:
As of August 8, 2024, the Reporting Person had sole voting and dispositive power over 1,239,225 shares, representing 5.3% of the 23,419,744 shares outstanding as of July 31, 2024.

As of the date of this Schedule 13G, the Reporting Person has sole voting and dispositive power over 1,062,506 shares.
Percent of class: 3.7%
Sole power to vote or to direct the vote: 1,062,506
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,062,506
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Not applicable.

No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the outstanding Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SP/R, Inc. Defined Benefit Pension Trust: /s/ Rory W. Brown, Rory W. Brown, Trustee (10/29/2026)